PRECISION STANDARD, INC.
                             1,303,939 Shares
                         -------------------------


     This Prospectus relates to the offer and sale of 1,303,939 shares (the "Shares") of the common stock, $.0001 par value per share (the "Common Stock") of Precision Standard, Inc. (the "Company") by certain shareholders of the Company (the "Selling Shareholders"). The Shares may be sold from time to time by the Selling Shareholders, through ordinary brokerage transactions in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Shares represent 35% of the outstanding Common Stock of the Company. See - "Selling Shareholders" and "Plan of Distribution."

     Matthew L. Gold, who serves as President, Chief Executive Officer and Chairman of the Board of the Company, has effective voting control over 2,184,158 shares, or 56%, of the outstanding Common Stock on a fully diluted basis. Accordingly, Mr. Gold could control the outcome of all matters requiring a vote, including the election of directors. There are no other executive officers of the Company, nor do any insiders own more than 1% of the Company's outstanding shares of Common Stock. Bank of America National Trust and Savings Association has voting control over 345,841 shares, or 9% of the outstanding Common Stock.


     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders. See "Use of Proceeds." The opinion of independent public accountants with respect to the Company's audited financial statements is qualified subject to the effects, if any, on the financial statements of the outcome of the uncertainty regarding the Company's continuation as a going concern. See "Risk Factors".


     The Company's Common Stock is traded on The Nasdaq Stock Market -- SmallCap Market under the symbol "PCSN". On July 16, 1998, the last reported sale price of the Company's Common Stock was $4.50.


                     THESE ARE SPECULATIVE SECURITIES.
              SUCH SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                       SEE "RISK FACTORS" AT PAGE 4.

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       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
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     No person has been authorized to give any information or to make any representation other than those contained in the Prospectus in connection with the offering made hereby, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create any implication that the information herein is correct as of any time subsequent to the date hereof.

               --------------------------------------------


               The date of this Prospectus is July 17, 1998


                           AVAILABLE INFORMATION

     Precision Standard, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement" ) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto or incorporated by reference therein. Such information, including exhibits and schedules to the Registration Statement incorporated by reference therein, can be inspected and copied at the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov/edgarhp.htm that contains reports, proxy and information statements and other information concerning registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq SmallCap Market. Information filed by the Company with Nasdaq may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to Matthew L. Gold, President, Precision Standard, Inc., 12000 E. 47th Avenue, Suite 400, Denver, Colorado 80239, telephone number 303/371-6525.



             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference
(Commission File No. 0-13829):


1. Annual Report on Form 10-K for the year ended December 31, 1997, filed April 15, 1998; together with the Report of Independent Public Accountants which includes an explanatory paragraph that describes the Company's ability to continue as a going concern as described in Note 19 to the financial statements.

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed May 19, 1998;

3. Form 8-A (Commission File No. 0-13829) filed on August 26, 1985 pursuant to Section 12(g) of the Exchange Act; and

4. Current Reports on Form 8-K dated January 29, 1998 filed February 13, 1998, Amendment No. 1 to Form 8-K dated January 29, 1998 on Form 8-K/A filed March 2, 1998, and Form 8-K dated March 23, 1998 filed March 27, 1998.


     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     A copy of the documents incorporated by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus), may be obtained upon request without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be made to Precision Standard, Inc., 12000 E. 47th Avenue, Suite 400, Denver, Colorado 80239, Attention: Matthew L. Gold, President, telephone number 303/371-6525. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov/edgarhp.htm.



                               RISK FACTORS

     An investment in the Company involves a high degree of risk. In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following risk factors when evaluating an investment in the Company.


     POTENTIAL ADVERSE IMPACT ON TRADING MARKET. Until February 13, 1998, the Company's Common Stock was traded on The Nasdaq National Market ("National Market"). On that date The Nasdaq Stock Market ("Nasdaq") moved the Company to The Nasdaq SmallCap Market ("SmallCap Market"). By a letter dated November 20, 1997, the Company was notified by Nasdaq of its concern regarding the continued listing of the Company on National Market pursuant to the National Market's corporate governance rules because of the Company's failure, among other things, to maintain a minimum bid price of $1.00 per share for the ten consecutive trading dates prior to the notice. After a hearing on January 29, 1998, before a Nasdaq Listing Qualifications Panel (the "Panel"), the Company was informed by the Panel that the Company would be moved to the SmallCap Market and that it must effect a reverse stock split sufficient to meet or exceed the $1.00
minimum bid price requirement on or before April 15, 1998.   Therefore, on
January 30, 1998, the Board of Directors declared April 15, 1998 as the effective date for a 4-for-1 reverse stock split and called for a special meeting of the shareholders for the same date at which the shareholders approved the reverse stock split. The trading price of the Company's Common Stock on April 16, 1998 immediately after the split was $1.75. While the Company's Common Stock is traded on the SmallCap Market, there has recently been a relatively low volume of trading in those shares. Consequently, the price at which the shares trade may be highly volatile. The Shares being offered hereby represent 35% of the Company's outstanding Common Stock. Given the historic low volume of trading, sale of these Shares in the market could materially and adversely affect the market price of the Company's securities. In addition, there is no assurance that the Common Stock will remain eligible to be included on the SmallCap Market. If delisting occurs, the Company's Common Stock would likely be considered a "penny stock" under federal securities law and would be traded on the over-the-counter market. This change would likely lower the liquidity of the Company's Common Stock which, in turn, may result in the loss of effective trading markets for the shares. Further, additional regulatory requirements apply to trading by broker-dealers of penny stocks. See "Potential Applicability of Penny Stock Rules and Regulations" below.


     POTENTIAL APPLICABILITY OF PENNY STOCK RULES AND REGULATIONS. If the Company's Common Stock is no longer traded on Nasdaq, it may become a "penny stock" and thereby be subject to an additional set of various restrictions on its offer and sale. Brokers and dealers, prior to effecting any penny stock transactions, must provide customers with a document that discloses the risks of investing in the penny stock market. The document must contain a description of the nature and level of risk involved in the penny stock market; fully describe the duties of the broker-dealer to the customer and the rights and remedies available; explain the nature of "bid" and "ask" prices in the penny stock market; supply a toll-free telephone number to provide information on disciplinary histories; describe all significant terms used in the risk disclosure document; and provide certain other information prescribed by the Securities and Exchange Commission. Prior to the transaction the broker-dealer must obtain from the customer a manually signed and dated written acknowledgement of receipt of the disclosure document. Further, brokers and dealers must disclose to potential purchasers the bid and ask prices for penny stocks, the number of shares to which the prices apply and the amount and description of any compensation received by the broker or dealer. In addition, brokers and dealers must provide each customer whose account contains penny stocks with a monthly statement indicating the market value of those stocks. Should the Company's Common Stock become a "penny stock", these requirements may adversely effect the trading market, price and liquidity of the shares.

     DEPENDENCE ON KEY PERSONNEL. The success of the Company is highly dependent upon the efforts and active participation of Matthew L. Gold. The loss of the services of Mr. Gold could adversely affect the Company and its business. The Company may also require the services of additional executive personnel in the future. There can be no assurance that the Company will be able to retain these individuals or to attract qualified individuals to replace the loss of any key personnel or to satisfy additional executive personnel requirements. The Company does not carry key man life insurance on any of its personnel.


     COMPETITION. The aircraft maintenance and modification services industry is highly competitive. The Company competes with a large number of other aircraft maintenance and modification services companies as well as other companies which design and manufacture rocket launch vehicles and guidance systems, aircraft cargo handling systems and precision springs and components. Many of these competitors have far greater financial and other resources and more established reputations than the Company. There can be no assurance that the Company's services and products will successfully compete with the services and products of others.
Competitive factors include quality, marketing strategy, price, bidding on government contracts, design, and customer service.

     LIQUIDITY AND CAPITAL RESOURCES. In February 1996, the Company received $8.1 million from the U.S. Government as settlement of the Request for Equitable Adjustment ("REA") related to specific late government furnished material on the Company's 1990 KC-135 contract. In October 1996, the Company reached an agreement with the U.S. Government with respect to all outstanding Requests for Equitable Adjustment on both its 1990 and 1995 KC-135 contracts. The Company and the Government negotiated to resolve all disputes associated with the Government's untimely provision of government furnished material, the incidence of major structural repair work greatly in excess of that contemplated at the time of the contract formation, post contract increases in inspection requirements, consequent delay and disruption costs and other associated costs. The Company believes that the factors cited above caused the Company to incur at least $34.8 million in additional costs up to the date of the settlement with the Government. Pursuant to the terms of the settlement agreement, the Company received $25.0 million in cash from the U.S. Government in October of 1996. In March 1997, the Company and Bank of America National Trust and Saving Association ("Bank of America") negotiated the terms and conditions of amendments to the credit and warrant agreements between them. See "Selling Shareholders." Further, in August 1997, the Company obtained a new revolving credit facility which provides for borrowing by the Company of up to $20 million. Currently, the total amount which the Company can borrow from all sources of third party credit agreements is $20 million, the availability of which varies according to the Company's level of certain liquid assets, including accounts receivable and inventory. As of March 31, 1998, the Company has drawn $14.2 million on this credit facility. Because there can be no assurance that the Company will be able to increase the availability under this facility in the future, the Company may continue to experience cash
flow and liquidity problems.   See "Selling Shareholders."

     RISKS FROM OPERATING LOSSES. During 1997, the Company continued to incur substantial losses from operations. The losses were the result of various factors, including losses on aircraft that did not benefit from the price adjustments and cost-sharing provisions subsequently provided under the KC-135 contract, and the inefficiencies and costs associated with the work stoppage by union workers at the Company's Birmingham and Dothan facilities. While the Company has resolved the work stoppages, entered into a debt financing agreement with a new lender, renegotiated certain terms of its debt agreement and warrant agreement, amended its KC-135 government contracts and is proceeding with overhead reductions, additional capital resources may still be required. Moreover, there can be no assurance that such additional capital resources will be available to the Company.

     FINANCING RISKS AND LEVERAGE. The Company's losses have resulted in serious cash liquidity issues for the Company. Both the losses and liquidity issues will place the Company in breach of substantially all of the financial covenants associated with its debt. These loan covenants require, among other things, that the Company maintain various financial ratios and minimum net worth amounts. As a result of its losses from operations, the Company was in violation of substantially all of such covenants. Although the Company's primary lender has waived the financial debt covenant violations through March 31, 1998, there is no assurance that the Company will not be in violation of its debt covenants in the future, that the Company will have sufficient availability under its revolving credit facility to fund operations or that its lender will continue to fund under the current arrangements if the Company remains in violation of its covenants subsequent to March 31, 1998. Any declaration of a default by the Company's lenders would have a seriously adverse effect on the Company. The Company's recent losses have also caused the Company's capital structure to become debt heavy and the Company is therefore now highly leveraged. To the extent the Company is unable to generate sufficient revenue from operations to fund its future operations, the Company will have to obtain additional debt or equity financing.
While the Company is continuing to explore various financing alternatives, there can be no assurance that the Company will be able to obtain such additional financing.

     CASH POSITION As of March 31, 1998, the Company had $1 million in cash and cash equivalents. The Company is currently relying on continuing advances under its revolving credit facility, which may be deemed to be in default (see "Liquidity and Capital Resources" above), and on customer payments, including progress payments it receives from the U.S. Government under various contracts, such as the KC-135 contract, to fund operations. Because of its heavy dependence on these government contracts and limited financing resources, the Company has experienced severe cash flow problems over the last several years. While these cash flow problems have improved somewhat due to the renegotiation of the terms of its KC-135 contract and the redeliveries of aircraft at a profit, there is no reason to believe that the Company's cash shortage will be alleviated any time soon. In addition, the imposition of a large, unanticipated cash demand (such as may result from the enforcement of the jury verdict in Stevenson v. Pemco Aeroplex, Inc., et al. for $1 million in compensatory damages) could exhaust the Company's cash resources. See "Litigation".

     EFFECT OF CONTINUING LOSSES. The Company experienced large and previously unanticipated losses in 1997. The Company's cash resources continue to be strained primarily due to additional costs incurred in connection with the work stoppages of the Company's United Auto Workers and International Association of Machinists employees at the Birmingham and Dothan, Alabama facilities during 1997, excessive costs on the KC-135 program, delayed redelivery of KC-135 aircraft, and losses incurred on various commercial aircraft maintenance contracts performed at the Company's Dothan, Alabama facility and its former Copenhagen, Denmark facility. While the Company returned to profitability in the first quarter of 1998 by reducing overhead expenses and staff, renegotiation of KC-135 contract terms and the sale of its Hayes Targets division for cash, there can be no assurance that the Company will continue to do so in the future.

     RAW MATERIALS. The Company purchases a variety of raw materials, including aluminum sheets and plates, extrusion, alloy steel and forgings. Except as noted below with respect to materials supplied by the U.S. Government, the Company experienced no significant shortages of raw material essential to its business during 1997 and does not anticipate any shortages of critical commodities over the longer term; although this is difficult to assess because many factors causing such possible shortages are outside its control. The Company procures many components, parts and equipment items from various domestic companies. The Company faces some dependence on suppliers for certain types of parts involving highly technical processes; however, this risk has lessened in the past few years as additional high technology suppliers have entered the market. The Company does not believe this dependence has significance for its business as a whole; rather, any adverse consequence that might result from a failure of a sole supplier to provide a particular part would be felt on an individual contract basis.

     A significant portion of the equipment and components used by the Company in the fulfillment of its services under U.S. Government contracts is furnished without charge to the Company by the Government. The Company is dependent upon Government Furnished Material ("GFM") to meet delivery schedules, and untimely receipt of such material adversely affects production schedules and contract profitability. The Company encountered late delivery of GFM in 1993, 1994, 1995, 1996 and 1997 and as a result, experienced a disruption in scheduled work and severely diminished profitability. This led to the Company making Requests for Equitable Adjustment from the Government. See "Liquidity and Capital Resources" above. The Company and the Government are working on ways to minimize the likelihood of a repetition of such delays in the future, but there can be no assurances that such delays will not recur.

     STCS, PMAS, PATENTS AND COPYRIGHTS. The Company holds 120 FAA-issued Supplementary Type Certificates ("STCs") which authorize it to perform certain modifications to aircraft. The modifications include air-stair installation, the conversion of commercial aircraft from passenger-to-freight or passenger-to-Quick Change configurations and ground proximity and wind shear warning systems. STCs are not patentable; rather, they indicate a procedure that is acceptable to the FAA to perform a given air-worthiness modification. The Company develops its STCs either internally or under licensing agreements with the original equipment manufacturer. The Company also holds FAA-issued Parts Manufacturing Approvals ("PMAs") which give it authorization to manufacture parts of its own design or that of other manufacturers related to its cargo handling system. The Company holds numerous other PMAs which give the Company authority to manufacture certain parts used in the conversion of aircraft from passenger-to-freighter and passenger-to-Quick Change configurations. During 1996, the Company obtained a U.S. design patent for a permanent door sill designed for use in cargo configurations. Although the Company does not believe that the expiration or invalidation of any or all of these intellectual property rights would have a material adverse impact upon its financial condition, there is no assurance that the Company will be able to protect its STCs, PMAs or patent from conflicting uses or claims of ownership.
The Company holds copyrights to the computer software developed in-house for the operation of the Power Drive Unit System and Cargo Door Electro-Mechanical System used in the conversion of commercial aircraft. These copyrights are not registered and will begin to expire after the year 2028.


     ENVIRONMENTAL COMPLIANCE. The Company is required to comply with environmental regulations at the federal, state and local levels. The regulations apply especially to the stripping, cleaning and painting of aircraft. Complying with environmental regulations has not had a material effect on the Company's capital expenditures, earnings and competitive position. However, there can be no assurance that the cost of compliance will not become material in the future.


     The Company has been designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act for contamination associated with a site near its Clearwater, Florida facility. It is difficult to estimate the total clean-up costs and to predict the method that will be used to allocate such costs among the responsible parties. While the Company does not believe that the resolution of this matter will have a material adverse effect on the Company's financial position, results of operations or cash flows, there can be no assurance that this will be the case. In April 1998, as a result of an inspection in June 1997, the Company was notified of potential violations of the Toxic Substances Control Act related to electrical transformers containing PCBs located at the Birmingham, Alabama facility. The cost to complete clean-up of all PCBs is estimated to be $25,000 or less, plus Environmental Protection Agency ("EPA") penalties, if any.

     Separately, in December 1997, the Company received an inspection report from the EPA which cited certain other violations at the Birmingham facility, including violations of the federal Resource Conservation and Recovery Act ("RCRA") environmental regulations due to discharges from the floor of a hangar in which the Company's paint stripping activities are conducted. The Company has taken action to correct items raised by the inspection and is in the process of doing an assessment of the paint stripping hanger. On April 2, 1998, the Company received a complaint and compliance order from the EPA covering these matters proposing penalties of $225,256. The Company intends to contest the citations and penalties, but has recorded an accrual in the fourth quarter of 1997 for the above penalties and certain other related charges. The Company has estimated the cost of remediating the paint stripping floor problem at $500,000. In addition, the Company is continuing to conduct trials of an alternative paint stripping material which is not subject to regulation under RCRA.

     HEAVY RELIANCE ON GOVERNMENT CONTRACTS. In 1996, 64% of the Company's business consisted of U.S. Government contracts, including the KC-135 contract which accounted for approximately 42% of the Company's 1996 revenues. In 1997, 61% of the Company's business consisted of U.S. Government contracts. As a Government contractor, the Company is routinely subject to audits, reviews and investigations by the Government related to its negotiation and performance of Government contracts and its accounting for such contracts. Under certain circumstances, a contractor can be suspended or debarred from eligibility for Government contracts awards. The Government may, in certain cases, also terminate existing contracts, recover damages and impose other sanctions and penalties. The loss of the KC-135 contract or other Government contracts could have a materially adverse effect on the Company. Recent U.S. budget constraints, combined with a shift in the nation's national security objectives, have resulted in a downsizing of the U.S. defense industry. However, since fewer Government funds have been made available for the acquisition of new equipment, the demand for maintenance, modification, and life extension programs (such as the type of services provided by the Company) for U.S. Government aircraft has continued, and, therefore, the Company has not been adversely impacted by this trend.

     On March 20, 1998, the U.S. Government released a new request for proposal ("RFP") for the KC-135 Programmed Depot Maintenance ("PDM") workload. Under the terms of the new RFP, the contractor must include within its proposal all aspects of the KC-135 such as engine repair, which the Company does not perform. Pemco intends to pursue this RFP by bidding for the entire workload through teaming or subcontracting arrangement with other contractors. Should the RFP result in an award of the broader contract to another contractor, the Company's existing PDM contract for KC-135 aircraft could be allowed to expire.


     LEGAL PROCEEDINGS. The Company is involved in a wide variety of legal proceedings in the ordinary course of its business. The enforcement of a significant judgment against the Company, such as the jury verdict in Stevenson v. Pemco Aeroplex, Inc. discussed below, could have a material adverse effect on the Company's business, financial condition and future prospects. The Company is currently a party to various legal proceedings which have arisen in the ordinary course of business. No assurance can be given with respect to the outcome of these legal proceedings and the effect such outcomes may have on the Company. See "Litigation."


     CONTROL BY INSIDERS. Matthew L. Gold, who serves as President, Chief Executive Officer and Chairman of the Board of the Company, has effective voting control over 2,184,158 shares, or 56% of the outstanding Common Stock of the Company on a fully diluted basis. Accordingly, Mr. Gold could control the outcome of all matters requiring a vote, including the election of directors. Currently, there are no other executive officers of the Company, nor do any other insiders own more than 1% of the Company's outstanding shares of Common Stock. Bank of America National Trust and Savings Association has voting control over 345,841 shares, or 9% of the outstanding Common Stock on a fully diluted basis.

     DIVIDENDS. The Company has never paid cash dividends on its Common Stock and currently intends to continue its policy of retaining its earnings to support the growth and development of its business. Furthermore, pursuant to the Company's Second Amended and Restated Credit Agreement dated December 31, 1996 and the Company's Second Amended and Restated Senior Subordinated Loan Agreement dated December 31, 1996, as amended August 7, 1997, with Bank of America, the Company is prohibited from paying any dividends other than stock dividends. Pursuant to the Company's Accounts Receivable Management and Security Agreement dated August 8, 1997 with the Company's new primary lender, the Company is prohibited from declaring dividends of any kind. See "The Company".

     FOREIGN OPERATIONS. On November 11, 1997, a supplier filed a request for bankruptcy against Pemco World Air Services A/S ("PWAS"), the Company's Danish subsidiary. On November 20, 1997, the Maritime and Commercial Court in Copenhagen granted that supplier's request and appointed trustees to operate the facility. The Company has guaranteed certain obligations of PWAS. As a result of the subsidiary being placed in involuntary bankruptcy, PWAS has been excluded from the Company's December 31, 1997 and 1998 consolidated financial statement presentation. Related to the deconsolidation, the Company continues to maintain a liability of $1.3 million related to its basis in the Company at the time of bankruptcy for claims which may be made against the Company. The Company sells to customers in foreign countries but no longer maintains any overseas facilities. At December 31, 1997, eleven percent of the Company's revenues were attributable to foreign sales. While fluctuations in the currency exchange rates could have an impact on the Company's revenues from foreign sales, there are limited intercompany currency transactions from which exposure to currency conversion gains or losses could arise. To date, the Company has not experienced significant losses from currency conversion gains or losses even though the Company does not have a currency hedging program in place. Although the Company could experience losses in the future due to the lack of a currency hedging program, the Company does not believe that the scope of its currency risk would justify the effort and expense of a hedging program and therefore has no plans to implement such a program in the foreseeable future.

     DILUTION FROM WARRANT EXERCISE. Since 1988, Bank of America has held a warrant to purchase 1,053,939 shares of the Company's common stock. These shares, or shares to be utilized by the Company to redeem the warrant, comprise a portion of the shares being registered herein. While the Company believes the market value of the stock already reflects the dilution that will occur upon the exercise or redemption of the warrant, it is possible that the redemption or exercise of the warrant for shares of the Company's stock will have a dilutive effect on the net tangible value of the shares of the Company's stock held by other shareholders of the Company. Moreover, the sale of such shares by the warrant holder or its assignees could have an adverse impact on the market price of the Company's stock on Nasdaq. To date, the Company has issued 624,841 shares of Common Stock for redemption of 790,454 warrant shares. The Company will redeem the remaining 263,485 warrant shares during the next two quarters as specified in the warrant.


     QUALIFICATION OF AUDITOR'S OPINION. The opinion of independent public accountants with respect to the Company's audited financial statement is qualified subject to the effects, if any, on the financial statements of the outcome of the uncertainty regarding the Company's continuation as a going concern. While the Company believes that it can overcome the numerous difficulties it has faced over the past few years and continue its operations in the future, there can be no assurance that it will be able to do so.

     FORWARD LOOKING STATEMENTS. Statements contained herein concerning anticipated results of operations and the Company's intent to take certain actions in the future are forward looking statements, the accuracy of which cannot be guaranteed by the Company. These forward looking statements are subject to a variety of business risks and other uncertainties, including but not limited to the effect of economic conditions, the impact of competitive products, services and pricing, new product development, the actual performance of work under contract, customer contract awards and actions with respect to utilization and renewal of their contracts and the results of financing efforts.

                                THE COMPANY


     Precision Standard, Inc., a Colorado corporation (the "Company"), is a diversified aviation and aerospace company with executive offices in Denver, Colorado. The Company is composed of three operating groups: the Government Services Group, located primarily in Birmingham, Alabama; the Commercial Services Group, located in Dothan, Alabama and Victorville, California; and the Manufacturing and Overhaul Group with facilities in California and Florida. The Company's offices are located at 12000 E. 47th Avenue, Suite 400, Denver, Colorado 80239. The Company's telephone number is 303/371-6525.

     The Company provides aircraft maintenance and modification services for the government and military customers through its Government Services Group. These services include complete airframe inspection, maintenance, repair and custom airframe design and modification. For its military customers, the Company specializes in providing Programmed Depot Maintenance and Scheduled Depot Level Maintenance on large transport aircraft and helicopters. The Company has a long, successful history of providing high-quality maintenance, modification, and integration work on a broad range of military aircraft including the KC-135, C-130, C-9, P-3, T-34, A-10, F-16, and U.S. Navy helicopters.

     The Commercial Services Group provides aircraft maintenance and modification services on a contract basis to the owners and operators of large commercial aircraft. The Company has broad experience in commercial aircraft maintenance varying in scope from a single aircraft serviced over a few days to multi-aircraft contracts lasting several years. The Company is able to offer full range maintenance support services to airlines coupled with the related engineering and technical services required by these customers. The Company also provides commercial aircraft modifications and value-added technical solutions and holds numerous, proprietary STCs (Supplemental Type Certificates).

     The Company's Manufacturing and Overhaul Group designs and manufactures a wide array of proprietary aerospace products; various space systems, such as guidance control systems and launch vehicles; aircraft cargo-handling systems; and precision parts and components for aircraft. In addition, the Manufacturing and Overhaul Group provides engine nacelle overhaul and repair and operates an aircraft parts distribution company.

     Stated below is the percentage of revenues attributable to Government Services, Commercial Services, and Manufacturing and Overhaul for the last four years.

                                    1994      1995      1996     1997
                                    ------    ------    ------   ------

     Government Services            55%       48%       49%      51%
     Commercial Services            26%       33%       26%      26%
     Manufacturing and Overhaul     19%       19%       25%      23%

The KC-135 and C-130(1) Program Depot Maintenance and drop-in maintenance contracts accounted for the following percentage of revenues during the last four fiscal years:

                                    1994      1995      1996     1997
                                    ------    ------    ------   ------

     KC-135                         49%       41%       42%      44%
     C-130(1)                        6%        7%        4%       4%

(1) The C-130 contract was re-solicited by the Government and was awarded to another service provider in April 1997. Therefore, the Company's subsidiary, Pemco Aeroplex, Inc., is no longer the service provider for C-130 Programmed Depot Maintenance.


FINANCING ARRANGEMENTS


     Bank of America National Trust and Savings Association ("Bank of America") had been the Company's primary lender since 1988, making funds available to the Company through a Credit Agreement, providing for a term credit facility and a revolving credit facility (the "Credit Agreement"), and a Senior Subordinated Loan Agreement (the "Loan Agreement"). In connection with these agreements, the Company issued to Bank of America a warrant to purchase shares of the Company's Common Stock (the "Warrant"). 1,053,939 of the shares being registered herein may be issued for the exercise of the Warrant by Bank of America or, in the alternative, redemption of the Warrant by the Company. On August 8, 1997, the Company entered into a three-year revolving credit facility with a new primary lender that allows the Company to borrow up to $20 million. This new loan is expected to provide the Company with greater flexibility. As part of this transaction, the Company fully repaid the Credit Agreement with Bank of America and a portion of its Senior Subordinated loan under the Loan Agreement. The Warrant and approximately $7.2 million of the Senior Subordinated loan under the Loan Agreement currently remain outstanding.

     The loans from both lenders are collateralized by substantially all of the Company's assets and have various financial covenants. The amount of funds available to borrow under the new revolving credit facility is tied to percentages of accounts receivables and inventory of domestic operations only. Interest on the new revolving credit facility accrues at the prime rate plus 1.5% with provisions for reductions in the interest rate based on specific operating performance targets.

     The Credit Agreement, the Loan Agreement and the Warrant were each amended as of December 31, 1996. At the time of such amendments, no funds were outstanding under the revolving credit facility and $5.0 million of principal was outstanding under the term loan facility. The Loan Agreement was amended on August 8, 1997 in connection with the Company obtaining the revolving credit facility with its new primary lender. As amended all scheduled principal amortization for the portion of the Senior Subordinated loan that remains in place has been deferred for the three-year term of the new revolving credit facility. The Senior Subordinated loan will be repaid over five installments commencing on August 31, 2000, due each subsequent quarter through June 30, 2001.

     The Warrant, as amended, permits the Bank to purchase from the Company 1,053,939 shares of the Company's Common Stock at an aggregate purchase price of $0.948821 per share, subject to certain adjustments for changes in the Company's Common Stock and for dilutive issuances dating back to 1988. The Company believes that no events that would trigger a material adjustment in the number of shares issuable upon exercise of the Warrant have occurred. Certain compensation related stock transactions have occurred, but all such transactions have been made at not less than the fair market value on the date of the transaction. Although the Company's determination of fair market value in accordance with its option plans may not be exactly equal to the average market value specified in the Warrant for determining dilutive issuances, it is unlikely that there is any material difference.

     The Company is required to repurchase the Warrant over a period of six quarters beginning August 31, 1997 with cash or by the issuance of Common Stock with a value equal to the redemption price. The redemption price for three-eighths of the total Shares which was due on August 31, 1997 and all future installments is the higher of (i) $4.454 per Share, such amount being equal to the difference between the exercise price and the average market price of the Common Stock for the 30 trading days following the date which was 15 trading days prior to the date the Company filed its financial results for the third quarter of 1996 and the exercise price, or (ii) the difference between the exercise price and the average market price of the Common Stock for the 25 trading days preceding the date which is five trading days prior to the date on which the redemption is actually paid. In addition, interest accrues on the unpaid installments in the form of cash and shares of Common Stock. The amount of interest is equal to the sum of (i) $75,000 in cash (or the number of shares which is the result of dividing $75,000 by the average market price of the Common Stock for the 25 trading days immediately preceding the date which is five trading days prior to August 31, 1997, or $5.8148 per share), payable immediately, plus (ii) .0001 of a share of Common Stock per unredeemed Warrant share per day from the respective installment date until the redemption is made. Such interest is paid quarterly 10 days after the last day of each calendar quarter. Such interest may be paid in the form of Common Stock only if such stock is then registered and freely tradable; otherwise, the cash equivalent must be paid, calculated as the market value of the stock as of the last day of the calendar quarter. The Company may exercise its right to repurchase the Warrant with shares of Common Stock, only if the Shares when issued are the subject of an effective registration statement and immediately publicly tradeable.
While the Company presently intends to exercise its right to repurchase the Warrant with shares of Common Stock, it may elect to repurchase all or a portion of the Warrant with cash. The first four (4) installments of the repurchase due August 31, 1997, October 31, 1997, January 31, 1998 and April 30, 1998, representing the redemption of an aggregate of three-fourths of the Warrant and accrued interest have already been paid with 624,841 shares of Common Stock.

     The Company may exercise its right to repurchase the Warrant with shares of Common Stock, only if the Shares when issued are the subject of an effective registration statement and immediately publicly tradable. By registering for sale hereunder the 1,053,939 Shares underlying the Warrant, the Company is preparing to repurchase the Warrant with Common Stock. The Company may, however, elect to repurchase a portion of the one-fourth of the Warrant which has not yet been redeemed with cash.

     Matthew L. Gold has been Chairman of the Board, President and Chief Executive Officer of the Company since January 1987. In connection with the Warrant, Mr. Gold agreed that he would not sell any Shares or other securities of the Company held by him or any affiliate during any of the periods beginning 35 trading days prior to each installment date and ending on each installment date unless such transaction does not exceed 1,000 Shares or an equivalent number of other securities of the Company on each trading day. Mr. Gold has effective voting control over 2,184,158 shares, or 55%, of the outstanding Common Stock on a fully diluted basis. Accordingly, Mr. Gold could control the outcome of all matters requiring a vote, including the election of directors. There are no other executive officers of the Company, nor do any insiders own more than 1% of the Company's outstanding shares of Common Stock. Bank of America National Trust and Savings Association has voting control over 624,841 shares, or 16% of the outstanding Common Stock on a fully diluted basis.

     The number of Shares and the prices per Share have been adjusted to reflect the Company's April 15, 1998 4-for-1 reverse stock split.


LITIGATION

     On June 27, 1997, the Company's Pemco Aeroplex subsidiary was served with a civil complaint filed by the United States of America in U.S. District Court for the Middle District of Alabama, Northern Division. The complaint alleged violation of the False Claims Act ("FCA") and contract claims based on mistake of fact and unjust enrichment with respect to the 1991 sale of certain C-130 aircraft wings by the U.S. Government to Pemco, and sought $1.5 million as the alleged value of the wings and treble damages under the FCA. On July 25, 1997, Pemco filed a motion to dismiss the complaint based on failure to allege facts which establish a cause of action, and other grounds. The case was dismissed on September 3, 1997 for failure to state a claim under the FCA and lack of jurisdiction. The Government has appealed, briefs have been filed and the Company is awaiting the court's decision.


     A purported class action was brought against the Company and its Pemco Aeroplex subsidiary on behalf of those persons hired as replacement workers during the strike by Pemco's United Auto Worker union employees and who were terminated upon settlement of such strike. On June 3, 1997, Pemco was served with the complaint in BRADLEY V. PEMCO AEROPLEX, INC. filed in the Circuit Court of Jefferson County, Alabama. On July 9, 1997, the plaintiff filed an amended complaint alleging fraud, breach of contract, and civil conspiracy seeking damages and equitable relief against Pemco and adding the Company as a defendant. The Company was served with the amended complaint on July 16, 1997. Pemco and the Company have filed their answers denying all allegations and trial has been set for October 26, 1998. The Company is vigorously defending the case.

     In AMERICAN INTERNATIONAL AIRWAY, INC. v. GATX CAPITAL CORPORATION, et al., U.S.D.C., N.D. Cal., the owner of two aircraft converted under a Supplementary type Certificate for 747 cargo conversions owned by GATX and others, sued GATX and various other defendants seeking damages. As a result of an Airworthiness Directive issued by the FAA in January 1996, aircraft which had been so converted were restricted to carrying reduced payloads. The Company's Pemco Aeroplex subsidiary has been named as one of five defendants in the case because of allegedly improper engineering work performed in the 1980's by its predecessor, Hayes International. On March 4, 1998, Pemco was served with a first amended complaint which seeks damages from Pemco based on allegations of fraud and intentional misrepresentation, failure to disclose, negligence, breach of contract, and violations of state law prohibiting unfair competition. On March 27, 1998, Pemco filed its motion to dismiss. Pemco disputes the allegations and intends to vigorously defend this case.

     In GATX/AIRLOG COMPANY, et al. v. PEMCO AEROPLEX, INC., the owners of a Supplementary Type Certificate ("STC") for Boeing 747 cargo conversion sued the Company's Pemco Aeroplex subsidiary, successor to Hayes International which had performed engineering for the STC development and the FAA application for GATX/Airlog, seeking damages and indemnity for claims arising from an Airworthiness Directive issued by the FAA in January 1996 restricting the amounts of cargo aircraft converted pursuant to the STC could carry. The complaint which was filed in US District Court for the Northern District of California and served on July 14, 1997, alleges fraudulent and negligent misrepresentation, professional negligence, breach of contract, implied indemnity, equitable indemnity, and contribution by Pemco Aeroplex with respect to GATX/Airlog's alleged liability to owners of converted aircraft. On January 9, 1998, the Court denied Pemco's motion to dismiss the complaint. The Company believes that the claims have no factual basis and is vigorously defending the case.


     On August 8, 1997, the Company's Pemco Aeroplex subsidiary was served as a defendant in TOWER AIR, INC v. GATX CAPITAL CORPORATION, et al. The action, which was brought by the owner of a Boeing 747 aircraft converted under a STC for 747 cargo conversion, owned by GATX and others, sued a number of defendants seeking damages. As a result of an Airworthiness Directive issued by the FAA in January 1996, aircraft which had been so converted were restricted to carrying reduced amounts of cargo. The Company's Pemco Aeroplex subsidiary has been named as a defendant in the case because of engineering work performed in the late 1980's by its predecessor, Hayes International, and because the aircraft was allegedly converted under the STC by Pemco. The complaint, which was filed in the Supreme Court of the State of New York, County of New York, alleges fraud and deceit, negligent misrepresentation, and negligence against Pemco and seeks payment of damages. On September 29, 1997, Pemco filed a motion to dismiss the case based on lack of jurisdiction and forum non conveniens. Pemco also filed a declaratory relief action filed in the U.S. District Court for the Northern District of California seeking a declaration that Pemco has no liability to Tower Air.


     On March 4, 1998, the Company's Pemco Aeroplex subsidiary was served with a first amended complaint in The Bank of New York v. GATX/Airlog Company, et al., U.S.D.C., N.D. Cal., filed by the owner of an aircraft converted under a STC for 747 cargo conversions owned by GATX and others. As a result of an Airworthiness Directive issued by the FAA in January 1996, aircraft which has been so converted were restricted to carrying reduced payloads. The Company's Pemco Aeroplex subsidiary has been named as one of five defendants in the case because of allegedly improper engineering work performed in the 1980s by its predecessor, Hayes International, Inc. The first amended complaint seeks damages from misrepresentation, failure to disclose, negligence, breach of contract, and violations of state law prohibiting unfair competition. Pemco filed its motion to dismiss on March 27, 1998. Pemco disputes the allegations and intends to vigorously defend this case.

     The lawsuits previously filed in October, 1997, by the Birmingham Airport Authority against the Company's Pemco Aeroplex subsidiary relating to the lease of the Birmingham facility were settled in February, 1998.
As part of the settlement, the Airport Authority acknowledged the 20 year lease extension with Pemco and provided certain financial incentives to Pemco for its release of 3.8 acres from the leasehold.

     On January 29, 1998, the court in STEVENSON V. PEMCO AEROPLEX, INC. and Rick Windsor granted Pemco Aeroplex's motion to vacate the verdict and remanded the case for a new trial. However, in response to a motion for reconsideration of that decision filed by the plaintiff, the court issued an order on February 27, 1998 vacating its order for a new trial on the condition that the plaintiff accepts a reduction of the verdict to $1 million in compensatory damages. The jury verdict in favor of the individual defendant supervisor was affirmed by the trial court, as was the court's order granting summary judgment and dismissing the Company from the case. On March 3, 1998, the plaintiff accepted the reduced verdict. The Company filed an additional motion for reconsideration which was denied on March 27, 1998. On April 2, 1998, the Company filed its notice of appeal to the Alabama Supreme Court. The appeal argues, among other issues, that the jury's exoneration of the individual supervisor means that Pemco cannot have any liability to the plaintiff for the alleged wrongdoing by such individual. The Company intends to vigorously pursue reversal of this decision.

     In November, 1997, Pemco World Air Services, A/S, the Company's Danish subsidiary, was placed in bankruptcy by the Maritime and Commercial Court in Copenhagen, Denmark. The Company has guaranteed certain obligations of the Danish subsidiary. On April 8, 1998, the Company received notice from the lessor of the Copenhagen facility, that it would take action against the Company unless certain amounts were paid, purportedly as due under the lease. Based on current information, the Company believes that the facility lease has been transferred to another third party and that some, if not all, lease payments have been made. In addition, the Company has a fully funded letter of credit in place which the Company believes is sufficient to cover any claim under the facility lease. The Company is continuing to investigate the claim.

     Various other claims alleging employment discrimination, including race, sex, age and disability, have been made against the Company and its subsidiary, Pemco Aeroplex, Inc., by current and former employees at its Birmingham and Dothan, Alabama facilities in proceedings before the Equal Employment Opportunity Commission and before state and federal courts in Alabama. Workers' compensation claims brought by employees of Pemco Aeroplex, Inc. are also pending in Alabama state court. One claiming alleging employment discrimination has been made by a former employee of Space Vector Corporation before the state court in California. The Company believes that no one of these claims is material to the Company as a whole and that such claims are more reflective of the general increase in employment-related litigation in the U.S., and Alabama in particular, than of any actual discriminatory employment practices by the Company or any subsidiary. Except for workers' compensation benefits as provided by statute, the Company intends to vigorously defend itself in all litigation arising therefrom.


                              USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares of Common Stock offered by the Selling Shareholders. The Company has agreed to bear certain expenses in connection with the registration of the Shares offered and sold by the Selling Shareholders, estimated to be $20,000. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker-dealers through whom they sell any of the Shares.


                         THE SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. None of the Selling Shareholders within the past three years has had any material relationship with the Company or any of its affiliates except as described below. The number of Shares and the prices per Share have been adjusted to reflect the Company's April 15, 1998 4-for-1 reverse stock split.


                                                 Shares to be Beneficially
                                                    Owned on Completion
      Name of        No. of Shares No. of Shares      of the Offering
      Selling         Beneficially     Being       ---------------------
    Shareholder          Owned        Offered        Number   % of Class
    ------------      ------------   ---------      -------   ----------

Bank of America       1,053,939(1)   1,053,969        -0-        -0-
National Trust and
Savings Association

Matthew L. Gold       2,184,158(2)    250,000     1,934,158(2)   51%

(1) Represents Shares issued or issuable upon the exercise of a Warrant to purchase Common Stock issued to Bank of America National Trust and Savings Association, the Company's primary lender (the "Bank"). The Shares may be sold by the Bank or any other wholly-owned subsidiary of BankAmerica Corporation to which the Shares may be transferred prior to public resale. Additional discussion of this affiliation with the Company is described below.

(2) Includes options to purchase 130,000 Shares. Mr. Gold serves as President, Chief Executive Officer and Chairman of the Board of the Company.

     Bank of America National Trust and Savings Association ("Bank of America") had been the Company's primary lender since 1988, making funds available to the Company through a Credit Agreement, providing for a term credit facility and a revolving credit facility (the "Credit Agreement"), and a Senior Subordinated Loan Agreement (the "Loan Agreement"). In connection with these agreements, the Company issued to Bank of America a warrant to purchase shares of the Company's Common Stock (the "Warrant"). 1,053,939 of the shares being registered herein may be used for the exercise of the Warrant by Bank of America or, in the alternative, redemption of the Warrant by the Company. On August 8, 1997, the Company entered into a three-year revolving credit facility with a new primary lender that allows the Company to borrow up to $20 million. This new loan is expected to provide the Company with greater flexibility. As part of this transaction, the Company fully repaid the Credit Agreement with Bank of America and a portion of its Senior Subordinated loan under the Loan Agreement. The Warrant and approximately $7.2 million of the Senior Subordinated loan under the Loan Agreement currently remain outstanding.

     The Credit Agreement, the Loan Agreement and the Warrant were each amended as of December 31, 1996. At the time of such amendments, no funds were outstanding under the revolving credit facility and $5.0 million of principal was outstanding under the term loan facility. The Loan Agreement was amended on August 8, 1997 in connection with the Company obtaining the revolving credit facility with its new primary lender. As amended all scheduled principal amortization for the portion of the Senior Subordinated loan that remains in place has been deferred for the three-year term of the new revolving credit facility. The senior Subordinated loan will be repaid over five installments commencing on August 31, 2000, due each subsequent quarter through June 30, 2001.

     The Warrant, as amended, permits the Bank to purchase from the Company 1,053,939 shares of the Company's Common Stock at an aggregate purchase price of $0.948821 per share, subject to certain adjustments for changes in the Company's Common Stock and for dilutive issuances dating back to 1988. The Company believes that no events that would trigger a material adjustment in the number of shares issuable upon exercise of the Warrant have occurred. Certain compensation related stock transactions have occurred, but all such transactions have been made at not less than the fair market value on the date of the transaction. Although the Company's determination of fair market value in accordance with its option plans may not be exactly equal to the average market value specified in the Warrant for determining dilutive issuances, it is unlikely that there is any material difference.

     The Company is required to repurchase the Warrant over a period of six quarters beginning August 31, 1997 with cash or by the issuance of Common Stock with a value equal to the redemption price. The redemption price for three-eighths of the total Shares which was due on August 31, 1997 and all future installments is the higher of (i) $4.454 per Share, such amount being equal to the difference between the exercise price and the average market price of the Common Stock for the 30 trading days following the date which was 15 trading days prior to the date the Company filed its financial results for the third quarter of 1996 and the exercise price, or (ii) the difference between the exercise price and the average market price of the Common Stock for the 25 trading days preceding the date which is five trading days prior to the date on which the redemption is actually paid. In addition, interest accrues on the unpaid installments in the form of cash and shares of Common Stock. The amount of interest is equal to the sum of (i) $75,000 in cash (or the number of shares which is the result of dividing $75,000 by the average market price of the Common Stock for the 25 trading days immediately preceding the date which is five trading days prior to August 31, 1997, or $5.8148 per Share), payable immediately, plus (ii) .0001 of a share of Common Stock per unredeemed Warrant share per day from the respective installment date until the redemption is made. Such interest is paid quarterly 10 days after the last day of each calendar quarter. Such interest may be paid in the form of Common Stock only if such stock is then registered and freely tradable; otherwise, the cash equivalent must be paid, calculated as the market value of the stock as of the last day of the calendar quarter. The Company may exercise its right to repurchase the Warrant with shares of Common Stock, only if the Shares when issued are the subject of an effective registration statement and immediately publicly tradeable.
While the Company presently intends to exercise its right to repurchase the Warrant with shares of Common Stock, it may elect to repurchase all or a portion of the Warrant with cash. The first four (4) installments of the repurchase due August 31, 1997, October 31, 1997, January 31, 1998 and April 30, 1998, representing the redemption of an aggregate of three-fourths of the Warrant and accrued interest have already been paid with 624,841 shares of Common Stock.

     The Company may exercise its right to repurchase the Warrant with shares of Common Stock, only if the Shares when issued are the subject of an effective registration statement and immediately publicly tradable. By registering for sale hereunder the 1,053,939 Shares underlying the Warrant, the Company is preparing to repurchase the Warrant with Common Stock. The Company may, however, elect to repurchase a portion of the one-fourth of the Warrant which has not yet been redeemed with cash.

     Matthew L. Gold has been Chairman of the Board, President and Chief Executive Officer of the Company since January 1987. In connection with the Warrant, Mr. Gold agreed that he would not sell any Shares or other securities of the Company held by him or any affiliate during any of the periods beginning 35 trading days prior to each installment date and ending on each installment date unless such transaction does not exceed 1,000 Shares or an equivalent number of other securities of the Company on each trading day. Mr. Gold has effective voting control over 2,184,158 shares, or 56%, of the outstanding Common Stock on a fully diluted basis. Accordingly, Mr. Gold could control the outcome of all matters requiring a vote, including the election of directors. There are no other executive officers of the Company, nor do any insiders own more than 1% of the Company's outstanding shares of Common Stock. Bank of America National Trust and Savings Association has voting control over 345,841 shares, or 9% of the outstanding Common Stock on a fully diluted basis.


                           PLAN OF DISTRIBUTION

     All of the Shares offered hereby are being sold by the Selling Shareholders. The Shares will be offered by the Selling Shareholders from time to time (i) at market prices prevailing on the Nasdaq National Market at the time of offer and sale, or at prices related to such prevailing market prices and (ii) in negotiated transactions, or (iii) a combination of such methods of sale. The Selling Shareholders may effect such transactions by offering and selling the Shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     The Company has advised the Selling Shareholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act. Under applicable rules land regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Common Stock.

     In the absence of this Registration Statement, Mr. Gold who is an executive officer, Director and an "affiliate" of the Company would be able to sell his Shares only subject to the limitations of Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"). The Bank, to the extent that it may acquire more than 10% of the Company's Common Stock pursuant to the redemption of the Warrant with shares of Common Stock by the Company, may be deemed to be an "affiliate" of the Company. In general, under Rule 144 as currently in effect, an "affiliate" of the Company, or a person who has beneficially owned shares which are "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent (1%) of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell shares which are "restricted securities" which have been held for at least two years without regard to the limitations contained in Rule 144. Neither Mr. Gold nor the Bank will be subject to the foregoing restrictions when selling their Shares pursuant to this Prospectus.

     Under Section 16 of the Exchange Act, executive officers, Directors, and 10% or greater shareholders of the Company will be liable to the Company for any profit realized from any purchase and sale (or any sale and purchase) of Common Stock within a period of less than six months.

TRANSFER AGENT

     The Transfer Agent and Registrar for the shares of Common Stock is American Securities Transfer & Trust, Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202.

                               LEGAL MATTERS


     The validity of the securities to be offered hereby will be passed upon for the Company by Gorsuch Kirgis LLP, Denver, Colorado, counsel for the Company.

                                  EXPERTS


     The financial statements and schedules incorporated by reference herein and in the Registration Statement as of December 31, 1997 and 1996 and for the years then ended have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports which include an explanatory paragraph that describes the going concern issue discussed in Note 19 to the financial statements. The financial statements of the Company as of December 31, 1995 and for the year ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Coopers & Lybrand LLP, independent public accountants, also incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.


                              INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.